UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This Amendment No. 1 to the Report on Form 6-K of Aegean Marine Petroleum Network Inc. (the "Company") originally furnished to the U.S. Securities and Exchange Commission on February 26, 2014 (the "Original Form 6-K") is being furnished solely to correct typographical errors contained in the Exhibit 2 attached to the Original Form 6-K.

Attached hereto as Exhibit 2 is an amended and restated copy of the Company's consolidated financial statements relating to the Company's financial and operating results for the fourth quarter ended December 31, 2013.  This Exhibit 2 replaces in its entirety the Exhibit 2 attached to the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: February 27, 2014	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2013
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,246	$62,575
Trade receivables, net of allowance for doubtful accounts of $3,503 and $2,622 as of December 31, 2012 and 2013, respectively	474,235	469,921
Due from related companies	15,248	14,654
Inventories	180,826	303,297
Prepayments and other current assets, net of allowance for doubtful accounts of $770 and $0, as of Dec 31, 2012 & 2013	32,132	38,707
Deferred tax asset	-	1,044
Restricted cash	6,917	6,532
Total current assets	786,604	896,730

FIXED ASSETS:
Advances for vessels under construction and acquisitions	-	1,585
Advances for other fixed assets under construction	103,112	159,062
Vessels, cost	532,121	517,225
Vessels, accumulated depreciation	(79,095)	(95,696)
Vessels' net book value	453,026	421,529
Other fixed assets, net	13,392	22,909
Total fixed assets	569,530	605,085

OTHER NON-CURRENT ASSETS:
Deferred charges, net	16,562	27,478
Intangible assets	18,518	18,830
Goodwill	37,946	66,031
Deferred tax asset	2,524	-
Other non-current assets	159	179
Total non-current assets	75,709	112,518

Total assets	1,431,843	1,614,333

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	321,752	331,590
Current portion of long-term debt	144,042	34,983
Trade payables to third-parties	225,467	231,235
Trade payables to related companies	17,432	10,508
Other payables to related companies	1,460	1,902
Derivative liability	3	839
Accrued and other current liabilities	24,595	41,220
Total current liabilities	734,751	652,277

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	187,492	416,744
Deferred tax liability	3,045	165
Derivative liability	632	470
Other non-current liabilities	1,405	931
Total non-current liabilities	192,574	418,310

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2012 and December 2013; 48,553,038 and 49,243,659 shares issued and 46,581,399 and 47,272,020 shares outstanding at December 31, 2012 and December 31, 2013, respectively	486	492
Treasury stock, $0.01 par value; 1,971,639 shares, repurchased at December 31, 2012 and December 31, 2013, respectively	(29,327)	(29,327)
Additional paid-in capital	345,556	363,160
Retained earnings	183,951	209,130
Total AMPNI stockholders' equity	500,666	543,455

Non-controlling interest	3,852	291
Total equity	504,518	543,746
Total liabilities and equity	$1,431,843	$1,614,333

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2011	2012	2013

Revenues
Revenues – third-parties	$6,910,348	$7,207,813	$6,304,129
Revenues – related companies	55,117	51,147	30,600
Total Revenues	6,965,465	7,258,960	6,334,729

Cost of Revenues
Cost of revenues – third-parties	6,284,179	6,496,327	5,623,450
Cost of revenues – related companies	404,988	459,984	425,287
Total Cost of Revenues	6,689,167	6,956,311	6,048,737

Gross Profit	276,298	302,649	285,992

OPERATING EXPENSES:
Selling and Distribution	192,846	210,236	201,597
General and Administrative	29,806	29,897	29,727
Amortization of intangible assets	1,461	1,505	1,603
Loss on sale of vessels, net	8,682	5,966	4,312
Total operating expenses	232,795	247,604	237,239

Operating income	43,503	55,045	48,753

OTHER INCOME/(EXPENSE):
Interest and finance costs	(27,864)	(31,192)	(28,073)
Interest income	57	123	75
Gain on sale of subsidiary	-	-	4,174
Foreign exchange (losses)/gains, net	1,440	3,786	1,123
Other expense	-	(1,191)	-
Total other expenses, net	(26,367)	(28,474)	(22,701)
Income before provision for income taxes	17,136	26,571	26,052

Income taxes	(5,428)	(4,122)	978

Net income	11,708	22,449	27,030
Net income attributed to non-controlling interest	1,480	2,372	(33)
Net income attributed to AMPNI shareholders	$10,228	$20,077	$27,063

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	$11,708	$22,449	$27,030
Adjustments to reconcile net income to net cash (used in)/ provided by operating activities:
Depreciation	21,755	22,102	20,467
(Release of)/ Provision of doubtful accounts	61	2,919	(881)
Share-based compensation	3,963	4,406	4,497
Amortization	9,576	10,115	9,939
Provision for income taxes	(358)	428	(1,400)
Loss on sale of vessels, net	8,682	5,966	4,312
Gain on sale of subsidiary	-	-	(4,174)
Change in fair value of derivatives	(834)	1,469	-
Other non-cash charges	-	(39)	343
Decrease (increase) in:
Trade receivables	(84,843)	48,278	4,606
Due from related companies	4,382	880	594
Inventories	(49,039)	23,231	(25,081)
Prepayments and other current assets	(5,423)	(1,329)	(8,869)
(Decrease) increase in:
Trade payables	43,146	(8,642)	(1,076)
Other payables to related companies	1,559	(671)	442
Accrued and other current liabilities	674	(2,436)	17,552
Fair value of derivatives	-	-	674
Increase in other non-current assets	(55)	(1)	(20)
Increase in other non-current liabilities	101	(45)	627
Payments for dry-docking	(9,920)	(5,561)	(8,999)
Net cash (used in)/ provided by operating activities	(44,865)	123,519	40,583

Cash flows from investing activities:
Advances for vessels under construction	(22,751)	(2,303)	(1,585)
Cash payments for acquisitions, net of cash acquired	-	-	(127,390)
Advances for vessel acquisitions	(453)	-	-
Advances for other fixed assets under construction	(29,116)	(62,366)	(62,675)
Purchase of intangible assets	(1,500)	-	-
Proceeds from sale of subsidiary, net of cash surrendered	-	-	6,149
Net proceeds from sale of vessels	8,474	8,932	8,431
Purchase of other fixed assets	(247)	(844)	(5,136)
Decrease in restricted cash	4	-	385
Increase in restricted cash	-	(1,581)	-
Net cash used in investing activities	(45,589)	(58,162)	(181,821)

Cash flows from financing activities:
Proceeds from long-term debt	17,273	-	170,750
Repayment of long-term debt	(77,405)	(26,109)	(152,765)
Repayment of capital lease obligation	(1,238)	(1,267)	(1,181)
Net change in short-term borrowings	142,350	(27,482)	124,838
Repurchases of common stock	(4,628)	(19)	-
Financing costs paid	(1,319)	(390)	(11,067)
Dividends paid to non-controlling interest	-	-	(2,713)
Dividends paid	(1,864)	(1,860)	(1,884)
Net cash provided by/ (used in) financing activities	73,169	(57,127)	125,978

Effect of exchange rate changes on cash and cash equivalents	(632)	434	589

Net increase (decrease) in cash and cash equivalents	(17,917)	8,664	(14,671)
Cash and cash equivalents at beginning of year	86,499	68,582	77,246
Cash and cash equivalents at end of year	$68,582	$77,246	$62,575